Stephen E. Cox

Chief Executive Officer

Cox Distribution, Inc.

PO Box 430

Cokeville, WY 83114

November 7, 2007

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Cox Distributing, Inc.

Registration Statement Form SB-2 – Acceleration Request

File No.: 333-145712

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to November 9, 2007 at 10:00 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Cox Distributing, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Cox Distributing, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cox Distributing, Inc.

/s/ Stephen E. Cox

Stephen E. Cox, Chief Executive Officer